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                            November 3, 2023

       Scott Long
       Chief Executive Officer
       NileBuilt Corp. / WY
       2701 E. Grauwyler Rd.
       Building 1, DPT#1075
       Irving, TX 75061

                                                        Re: NileBuilt Corp. /
WY
                                                            Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed October 20,
2023
                                                            File No. 024-12287

       Dear Scott Long:

                                                        We have reviewed your
amended offering statement and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023, letter.

       Amendment No. 3 to Offering Statement of Form 1-A

       Financial Statements, page F-2

   1. Please amend to include updated audited financial statements. Refer to Part F/S(b)(3)(D)
                                                        of Regulation A.
 Scott Long
FirstName  LastNameScott  Long
NileBuilt Corp. / WY
Comapany 3,
November   NameNileBuilt
              2023        Corp. / WY
November
Page 2     3, 2023 Page 2
FirstName LastName
       Please contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Arden Anderson, Esq.